EXHIBIT 99.9

OGCI announces three investments in low emissions technologies and launches third annual report

•	OGCI Climate Investments, OGCI’s investment arm, announces first three investments in low-emission technologies and projects

•	OGCI releases its third annual report, A Catalyst for Change, and outlines progress made this year and future plans at its CEO stakeholder dialogue event in London

•	OGCI sets out its aim for near zero methane emissions in the natural gas value chain

LONDON, UK, OCTOBER 27, 2017 – The Oil and Gas Climate Initiative (OGCI) announces today its first three investments, moving forward the organization’s commitments into concrete action to spur the growth of promising low carbon technologies.

CEOs from OGCI’s member companies and the CEO of its investment arm, OGCI Climate Investments, are meeting in London to share key outcomes of OGCI’s third year of work. Some of the world’s climate and energy leaders – representing government, NGOs and international organizations – will join their discussion.

OGCI Climate Investments is the billion-dollar investment fund established last year by OGCI. The fund invests in promising technologies and business models that have the potential to significantly reduce greenhouse gas emissions. OGCI Climate Investments is building a network of partners and co-investors in key sectors to leverage the expertise of this global network.

Pratima Rangarajan, CEO of OGCI Climate Investments, said: “The three investments we are announcing today have the potential to make a meaningful impact on greenhouse gas emissions. We look forward to working with these innovative teams to help them achieve commercial success on a global scale.”

OGCI also releases its third annual report today, which shows the progress made towards tackling some of the industry’s biggest challenges and shares new partnership agreements that support OGCI’s ambitions.

In a joint statement, the ten CEOs who lead OGCI said: “Natural gas is a vital part of the transition to a lower carbon future. Our aim is to work towards near zero methane emissions from the gas value chain. We are also committed to ensure that natural gas continues to deliver its clear climate and clean air benefit compared to coal.”

OGCI is partnering with United Nations Environment and the Environmental Defense Fund to provide financial and technical backing for the world’s first global methane study to fill gaps in the identification and quantification of global methane emissions. This project has the potential to inform new policy and will help to identify new initiatives to reduce emissions.

Erik Solheim, Executive Director of UN Environment, said: “Oil and gas industry leaders have a critical role to play in our efforts to take on climate change and limit the global temperature rise. We are counting on groups such as OGCI to support the needed shift in the way we produce and consume energy. Partnerships like this are extremely important. They’re not only about financial support, but concrete action – because this is how success will be measured.”

OGCI is also working with Imperial College London on research that aims to provide a more accurate picture of total greenhouse gas emissions across the natural gas value chain, from well to distribution. This will identify emission hotspots that will allow OGCI to focus its efforts on areas that could bring the greatest benefits.

Looking ahead, OGCI will continue to focus on chosen key areas:

•	Accelerating the deployment of carbon capture, use and storage (CCUS), reducing methane emissions from the global oil and gas industry in order to maximize the climate benefits of natural gas, as well as energy efficiency in transport and the oil and gas value chain. OGCI focuses its initiatives on areas where it believes it can make the most impact on greenhouse gas emissions now and remove obstacles to the development, deployment and scale-up of technologies needed to achieve long-term climate goals.

The full OGCI report, A Catalyst for Change, can be found here: www.oilandgasclimateinitiative.com/news.html

Investments announced today by OGCI Climate Investments

•	Solidia Technologies, a US-based cement and concrete production company. Their patented technology allows for the production of cement in a way that generates fewer emissions; CO2 is then used rather than water to cure the concrete. Solidia’s innovative technology has the potential to lower emissions in concrete production by up to 70% and water consumption by up to 80%. Companies like Solidia demonstrate how carbon dioxide can be re-used successfully from both an environmental and a commercial perspective.

•	Achates Power, a company developing more efficient vehicle engines. Achates Power develops innovative high-efficiency opposed-piston engines with the potential to substantially reduce the greenhouse gas emissions produced by vehicles. With investment from OGCI Climate Investments, as part of a broader consortium alongside engine makers, Achates Power aims to accelerate its technology deployment worldwide.

•	A project that aims to design a full scale gas power plant with carbon capture and storage, including industrial CO2 sequestration capability. OGCI Climate Investments will work with the project team on a commercially viable concept and basic engineering design that can receive government support and attract private sector investors.

Notes to editors

•	The Oil and Gas Climate Initiative is a voluntary, CEO-led initiative which aims to lead the industry response to climate change.

•	Launched in 2014, OGCI is currently made up of ten oil and gas companies that pool expert knowledge and collaborate on action to reduce greenhouse gas emissions.

•	Its billion-dollar investment arm, OGCI Climate Investments, supports the development, deployment and scale-up of low emissions technology.

To learn more about OGCI, please visit www.oilandgasclimateinitiative.com.

Contacts

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